20 August 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited

As part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and in order to take advantage of the recent change by the SEC permitting non-U.S. companies to lodge announcements electronically, we advise that all announcements made by David Jones Limited are placed on our website – www.davidjones.com.au.

Yours faithfully
DAVID JONES LIMITED

Caroline Waldron
General Counsel and Company Secretary

8/29

DAVID JONES

David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573

END